SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AVROBIO, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05455M 10 0

(CUSIP Number)

Brent Faduski

SV Health Investors, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05455M 10 0

1	NAME OF REPORTING PERSON SVLSF VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,930,704
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,930,704
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,930,704
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Percentage calculated using a denominator of 23,955,870 shares of Common Stock of Issuer as of November 8, 2018.

CUSIP NO. 05455M 10 0

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,866,791
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,866,791
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,866,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05455M 10 0

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI Strategic Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,913
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 63,913
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05455M 10 0

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,930,704
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,930,704
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,930,704
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05455M 10 0

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of AVROBIO, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is One Kendall Square, Building 300, Suite 201, Cambridge, MA 02139.

Item 2.	Identity and Background.

(a) This statement is filed by: (i) SV Life Sciences Fund VI, L.P. a Delaware limited partnership (“SVLS VI LP”) and SV Life Sciences Fund VI Strategic Partners, L.P. a Delaware limited partnership (“Strategic Partners” and together with SVLS VI LP, the “Funds”), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”); (ii) SV Life Sciences Fund VI (GP), L.P., a Delaware limited partnership (“SVLS VI GP”) and general partner of SVLS VI LP and Strategic Partners; and (iii) SVLSF VI, LLC, a Delaware limited liability company and general partner of SVLS VI GP. Each of SVLS VI LP, Strategic Partners, SVLS VI GP and SVLSF VI, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business address of any person or entity listed on Schedule A annexed hereto is set forth on Schedule A annexed hereto.

(c) The principal business of the Reporting Persons is international healthcare and life sciences venture capital investments. SVLS VI LP and Strategic Partners are private venture capital funds. SVLS VI GP is the general partner of SVLS VI LP and Strategic Partners. SVLSF VI, LLC is the general partner of SVLS VI GP. The principal business of the persons or entities listed on Schedule A annexed hereto is listed on Schedule A annexed hereto.

(d) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Schedule A annexed hereto are citizens of the country set forth on Schedule A annexed hereto. Each of the Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 25, 2018, SVLS VI LP acquired 2,645,454 shares of Common Stock and Strategic Partners acquired 90,573 shares of Common Stock, each in connection with the closing of the Issuer’s initial public offering (the “IPO”) pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Registration Statement”) and a related corporate reorganization, whereby (i) all Series A Preferred Stock held by SVLS VI LP converted into 2,207,843 shares of Common Stock, (ii) all Series B Preferred Stock held by SVLS VI LP converted into 437,611 shares of Common Stock, (iii) all Series A Preferred Stock held by Strategic Partners converted into 75,590 shares of Common Stock, and (iv) all Series B Preferred Stock held by Strategic Partners converted into 14,983 shares of Common Stock. SVLS VI LP and Strategic acquired the preferred shares (the “Pre-Conversion Shares”) prior to the filing of the Registration Statement using proceeds from capital calls by SVLS VI LP and Strategic Partners from their limited partners (i.e., working capital) for an aggregate purchase price of approximately $11.5 million. After a January 16, 2019 distribution of 778,663 and 26,660 shares of Common Stock, respectively, SVLS VI LP holds a total of 1,866,791 shares of the Issuer’s Common Stock and Strategic Partners holds a total of 63,913 shares of the Issuer’s Common Stock.

CUSIP NO. 05455M 10 0

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares prior to and in connection with the initial public offering of the Company’s Common Stock. The Reporting Persons believe that the Company is an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communicating with stockholders, management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation), or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 23,955,870 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 8, 2018 according to the Issuer’s most recent Quarterly Report on Form 10-Q.

As of the close of business on January 16, 2019, the Funds, SVLS VI GP and SVLS VI, LLC may each be deemed to beneficially own, in the aggregate, 1,930,704 shares of Common Stock, constituting approximately 8.1% of the Common Stock outstanding.

As of the close of business on January 16, 2019, SVLS VI LP owned directly 1,866,791 shares of Common Stock, constituting approximately 7.8% of the Common Stock outstanding.

As of the close of business on January 16, 2019, Strategic Partners owned directly 63,913 shares of Common Stock, constituting approximately 0.3% of the Common Stock outstanding.

SVLS VI LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of shares held by any other Fund except to the extent of any pecuniary interest therein.

SVLS VI GP, the general partner of SVLS VI LP and Strategic Partners, may be deemed to beneficially own the shares held by SVLS VI LP and Strategic Partners. SVLS VI GP disclaims beneficial ownership of shares held by SVLS VI LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF VI, LLC, the general partner of SVLS VI GP, may be deemed to beneficially own the shares held by SVLS VI LP and Strategic Partners. SVLSF VI, LLC disclaims beneficial ownership of shares held by SVLS VI LP and Strategic Partners except to the extent of any pecuniary interest therein.

CUSIP NO. 05455M 10 0

(b) Each of SVLS VI LP and Strategic Partners have sole power to vote and dispose of the Shares they own directly.

Each of SVLS VI GP and SVLSF VI, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SVLS VI LP.

Each of SVLS VI GP and SVLSF VI, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Strategic Partners.

(c) Item 3 and Item 6 of this Schedule 13D describe all transactions in the Shares of the Issuer effected during the past sixty days by the Reporting Persons and are incorporated herein by reference. Except as set forth in such Items, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any persons named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 3 of this Schedule 13D describes the pre-conversion equity owned by the Reporting Persons and is incorporated herein by reference.

Joshua Resnick, M.D. (“Resnick”), a former Partner at SV Health Investors, served as a member of the Board of Directors of the Issuer from July, 2016 to September, 2018, and, accordingly, the Reporting Persons may have had the ability to affect and influence control of the Issuer. From time to time, Resnick may have received stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Resnick was obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which would in turn ensure that such securities or economic benefits were provided to the Reporting Persons.

In connection with the IPO, the Funds entered into a lock-up agreement, pursuant to which they agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for a period of 180 days following the date of the IPO (the “Restricted Period”). The Restricted Period ended December 17, 2018.

The Funds and certain other persons are parties to a registration rights agreement with the Issuer (the “Registration Rights Agreement”), which provides for certain registration rights. Beginning 180 days after the IPO, subject to certain limitations, the Funds and other signatory stockholders have the right to request the Issuer to prepare, file and maintain up to two registration statements covering the sale of such shares of Common Stock. If the Issuer is eligible to file a registration statement on Form S-3, subject to certain limitations, the Funds and other signatory stockholders have the right to request the Issuer to prepare, file and maintain up to two registrations in any twelve-month period covering the sale of such shares of Common Stock. Additionally, the Funds and other signatory stockholders have “piggyback” registration rights to include these shares of Common Stock in future registration statements that the Issuer may initiate, subject to certain conditions and limitations (including customary cut-back rights). Under the Registration Rights Agreement, the Issuer will pay all expenses relating to such registrations. The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the Funds and other signatory stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the Funds and other signatory stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

CUSIP NO. 05455M 10 0

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SV Life Sciences Fund VI, L.P., SV Life Sciences Fund VI Strategic Partners, L.P., SV Life Sciences Fund VI (GP), L.P. and SVLSF VI, LLC, dated January 25, 2019.*

99.2	Lock-Up Agreement.*

*	Filed Herewith

CUSIP NO. 05455M 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2019

SVLSF VI, LLC

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND VI (GP), L.P.
By: SVLSF VI, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND VI, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND VI STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

CUSIP NO. 05455M 10 0

SCHEDULE A

Information regarding members of the investment committee of SVLSF VI, LLC

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship
Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene Hill	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Thomas Flynn	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Paul LaViolette	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA